# DEFCOM ADVSIORS, LLC

## STATEMENT OF FINANCIAL CONDITION

## AS OF DECEMBER 31, 2015

| ASSETS | | 2015 |
|---|---|---|
| Cash and cash equivalents | $ | 160,556 |
| Commissions receivable | $ | 5,000 |
| Prepaid Expenses | | 337 |
| | | |
| **TOTAL ASSETS** | **$** | **165,893** |

| LIABILITIES AND STOCKHOLDER'S EQUITY | | |
|---|---|---|
| Current Liabilities: | | |
| Accounts payable | | 1,604 |
| Accrued expenses | $ | 1,250 |
| Total Current Liabilities | | 2,854 |
| Commitments and contingencies (Note 2) | | |
| Member's Equity | | 163,039 |
| | | |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | **$** | **165,893** |

See accompanying notes to financial statements.